Merrill Lynch International

Form SBSE-A

Supplemental Filing Attachment:

Amendment to Schedule B, Section II

Item 13B

September 30, 2024

Merrill Lynch International - Response to Item 13B of Form SBSE-A - Other entities that could not be entered on the form

Firm or Organization Name	UIC	Street Address 1	Street Address 2	City	State/Country	Zip + 4 Postal Code	Effective Date MM DD YYYY	Termination Date MM DD YYYY	Description
LME CLEAR LTD	213800L8AQD59D3JRW81	10 FINSBURY SQUARE		London	United Kingdom	EC2A 1AJ	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
N A CITIBANK	E57ODZWZ7FF32TWEFA76	388 Greenwich Street		New York	NY	10013	10/26/2021	08/31/2024	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	F3JS33DEI6XQ4ZBPTN86	Kungsträdgårdsgatan 8		STOCKHOLM	SWEDEN	SE-106 40	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	549300ND1MQ8SNNYMJ22	2 Tornimäe Street		Tallinn	Estonia	15010	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	549300YW95G1VBBGGV07	Meistaru iela 1, Valdlauci, Kekavas pag		Rigas raj	Latvia	LV-1076	10/26/2021	04/30/2024	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	549300SBPFE9JX7N8J82	Gedimino ave.12		Vilnius	Lithuania	01103	10/26/2021	04/30/2024	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SOCIETE GENERALE MAROCAINE DE BANQUES SA	549300WHIMVBNIDQWK21	55, Boulevard Abdelmoumen		Casablanca	Morocco	20100	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANBIC IBTC BANK PLC	029200098C3K8BI2D551	Stanbic I.B.T.C Bank PLC, I.B.T.C Place	Walter Carrington Crescent, Victoria Island	Lagos	Nigeria		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement

STANDARD CHARTERED BANK (INDONESIA BRANCH)	RILFO74KP1CM8P6P CT96	World Trade Center II, 3rd Floor	Jl.Jend. Sudirm an Kav.29-31	Jakarta	Indonesia	12920	10/26/2 021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK (MAURITIUS) LIMITED	549300R0Q58QYRNZ LS10	Standard Chartered Tower, 19th Bank Street, Cybercity		Ebene	Mauritius	72201	10/26/2 021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK GHANA PLC	549300WFGKTC3MG DCX95	PO Box 768, Standard Chartered Bank Building, no.87 Independence Avenue		Accra	Ghana		10/26/2 021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK KENYA LTD	549300RBHWW5EJI RG629	Standard Chartered@Chi romo, 48 Westlands Road	P. O. Box 30003	Nairobi	Kenya	100	10/26/2 021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK, BAHRAIN BRANCH	RILFO74KP1CM8P6P CT96	Manama Main Branch, Building no.180, Government Avenue		Manama	Kingdon of Bahrain	315	10/26/2 021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK, BANGLADESH BRANCH	RILFO74KP1CM8P6P CT96	67 Gulshan Avenue		Dhaka	Banglades h			2/29/20 24	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK, DIFC BRANCH	RILFO74KP1CM8P6P CT96	Standard Chartered Bank, Building 1, DIFC, 4th Floor	PO Box 999	Dubari	UAE		10/26/2 021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK, OMAN BRANCH	RILFO74KP1CM8P6P CT96	Standard Chartered Bank, Bait Al Falaj Street		Ruwi	Sultanate of Oman		10/26/2 021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK, UAE BRANCH	RILFO74KP1CM8P6P CT96	Standard Chartered Bank, Building	PO Box 999	Dubari	UAE		10/26/2 021		Third Party arrangement with others with respect to

Name	LEI	Address		City	State/Country	Zip	Date		Description
		1, DIFC, 4th Floor							Custody, Clearance, or Settlement
STATE STREET BANK AND TRUST COMPANY	549300ZFEEJ2IP5VME73	State Street Financial Center 1 Lincoln Street		Boston	MA	02111	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
THE BANK OF NEW YORK MELLON	HPFHU0OQ28E4N0NFVK49	240 Green Street		New York	NY	10286	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
The Branch of CITIBANK, N.A. in the Republic of Argentina	579100KKDGKCFFKKF005	Bartolomé Mitre 530 –3rd floor		Buenos Aires	Argentina	C1036 AAJ	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED (SRI LANKA BRANCH)	2HI3YI5320L3RW6NJ957	No 24, Sir Baron Jayatilaka Mawatha		Colombo	Sri Lanka	1	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
THE STANDARD BANK OF SOUTH AFRICA LTD	QFC8ZCW3Q5PRXU1XTM60	Investor Services, 3rd Floor, 25 Pixley Ka Isaka Seme Street		Johannesburg	South Africa	2001	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANK CZECH REPUBLIC AND SLOVAKIA, A.S.	KR6LSKV3BTSJRD41IF75	Želetavská 1525/1, 140 92 Praha 4		Michle	Czech Republic		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UniCredit Bank Czech Republic and Slovakia, a.s., Pobocka Zahraničnej Banky	KR6LSKV3BTSJRD41IF75	Šancová 1/A 813 33		Bratislava	Czech Republic		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANK HUNGARY ZRT.	Y28RT6GGYJ696PMW8T44	Szabadság tér 5-6. HU-1054		Budapest	Hungary		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANK S.A.	5493003BDYD5VPGUQS04	1F Expozitiei Blvd.		Bucharest	Romania	RO-012101	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement

UNICREDIT BANK SRBIJA A.D.	52990001O0THU00T YK59	**Jurija Gagarina 12, Belgrade Business Center**		**Belgrade**	**Serbia**	**11070**	10/26/2 021		**Third Party arrangement with others with respect to Custody, Clearance, or Settlement**
UNICREDIT BANKA SLOVENIJA d.d.	549300O2UN9JLME3 1F08	**Šmartinska 140**		**Ljubljana**	**Slovenia**	**SI-1000**	10/26/2 021		**Third Party arrangement with others with respect to Custody, Clearance, or Settlement**
UNION INTERNATIONAL DE BANQUES SA	549300WKCW12LEP UMV07	**Union Internationale de Banques 65 Av Habib Bourguiba 1000**		**Tunis**	**Tunisia**		10/26/2 021		**Third Party arrangement with others with respect to Custody, Clearance, or Settlement**
ZAGREBACKA BANKA D.D.	PRNXTNXHBI0TSY1V 8P17	**Savska 62**		**Zagreb**	**Croatia**	**10000**	10/26/2 021		**Third Party arrangement with others with respect to Custody, Clearance, or Settlement**
Banco B3 S.A.	4GTK5S46E6H318LM DS44	**7 Andar**		**Sao Paulo**	**Brazil**	**01010-901**	03/01/2 024		**Third Party arrangement with others with respect to Custody, Clearance, or Settlement**
REFINITIV TRANSACTION SERVICES LIMITED	549300SDDJE84DDJ NB30	**Five Canada Square, Canary Wharf**		**London**	**United Kingdom**	**E14 5AQ**	05/01/2 024		**Third Party arrangement with others with respect to Execute or Trade**
THE BANK OF NEW YORK MELLON, LONDON BRANCH	HPFHU0OQ28E4N0N FVK49	**240 Green Street**		**New York**	**New York**	**10286**	06/01/2 024		**Third Party arrangement with others with respect to Custody, Clearance, or Settlement**
BROKERCREDITSERVICE (CYPRUS) LIMITED	5493008C22FNI0QEE F10	**Spyrou Kyprianou & 1 Oktovriou, 1, 1st Floor**	**Vashiot is Kaland e Offices**	**Limassol**	**Cyprus**	**4004**	07/01/2 024		**Third Party arrangement with others with respect to Custody, Clearance, or Settlement**